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August 29, 2022                                                                                                    TSX: SAM

Starcore Reports Mineral Reserves and Resources
of 175,652 Ounces of Gold Equivalent.

Underground Exploration Continues

Vancouver, British Columbia –Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) today released its updated NI 43-101 reserve and resource estimates to April 30, 2022 for its San Martin Mine, located in Queretaro State, Mexico. The report has been filed on SEDAR and is also available on the Company’s website www.starcore.com.

Highlights

•	San Martin Proven and Proven Mineral Reserves decreased 24% to 82,559 ounces (“oz”) of contained equivalent gold, exclusive of Mineral Reserves.
•	San Martin Indicated and Inferred Mineral Resources decreased 21% to 93,092 oz of contained equivalent gold.
•	San Martin exploration success offset 36 months of mining depletion, with Mineral Reserves essentially maintained at 175,652 oz of contained equivalent gold representing five-plus years of mine life.

“The result of this updated 43-101 report is that exploration efforts are continuing to assure the mine life growth at San Martin,” stated Salvador Garcia, COO of Starcore. “The additional investment this year of $1 million dollars that was approved by the Board of Directors will see 10,000 diamond drill meters in the targets defined and near the current operations of the areas 28 and 33”.

San Martin Mineral Reserve and Mineral Resource Update

Exploration at San Martin continues to deliver significant resource growth. The current update incorporates

22,359 metres of drilling from April 2020 to the April of 2022.   Initial results from 2020 and 2022 exploration are very encouraging and it is expected to reach the areas detected with diamond drill holes this year and by the middle of 2023.

Ongoing efforts at San Martin are focused on resource growth at the Area 28 and Area 33 ore bodies, as well as the conversion of Mineral Resources to Mineral Reserves with underground mine workings and via metallurgical test work studies. These activities are expected to confirm a significant increase in the San Martin mine life.

San Martin Proven and Probable Mineral Reserves as of April 30, 2022, are estimated at 1,348,433 tonnes  grading 1.74 grams per tonne (“g/t”) gold and 13 grams per tonne silver, for 82,559 oz of contained equivalent gold (Table 1). The 24% decrease from the previous estimate is attributable almost entirely to mining depletion of 52,467 oz of gold equivalent from April 30, 2019 to April 30, 2022.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com

San Martin Indicated and Inferred Mineral Resources, exclusive of Mineral Reserves, have decreased by 21% to 1,346,899 tonnes grading 1.81 g/t gold and 14 g/t silver for 86,074 oz of contained gold equivalent (Table below).

Starcore’ s updated mineral reserve and resource estimate for San Martin contains 13% lower tonnes with 4% lower grades compared to the previous reserve/resource estimate of 2019. This was largely due to Starcore using more conservative estimation parameters consistent with the reserve/resource estimates for the San Martin mine.

Total Reserve and Resources of 175,652 ounces of gold equivalent, decreased by 22%. This is due to normal mining depletion and exploration with mineworkings reflecting less mineral than the one considered in some original blocks.

All assumptions are listed at the bottom of the reserve and resource table.

Starcore International Mines, San Martin Mine Mineral Reserves and Resources

As of April 30, 2022

1.  Reserve and Resource cut-off grades are based on a 1.41 g/t gold equivalent.

2.  Metallurgical Recoveries of 86% gold and 55% silver.

3.  Minimum mining widths of 2.0 meters.

4.  Dilution factor of 20%.

5.  Gold equivalents based on a 1:79.5 gold: silver ratio.

6.  Price assumptions of $1750 per ounce for gold and $22 per ounce for silver.

Erme Enriquez C.P.G., BSc, MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

(sgd.) “Robert Eadie”

Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE

Investor Relations

Telephone: (604) 602-4935 ext. 230

Toll Free:   1-866-602-4935

Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.